

August 19, 2015

<u>Via E-mail</u>
Mr. Richard R. Allen
Chief Financial Officer
HCI Group, Inc.
5300 West Cypress St., Suite 100
Tampa, FL 33607

      Re: **HCI Group, Inc.**
              Form 10-K for the Year Ended December 31, 2014
              Filed March 10, 2015
              File No. 001-34126

Dear Mr. Allen:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Sharon M. Blume

                    Sharon M. Blume
                    Accounting Branch Chief